Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Enerplus Resources Fund (the "Fund")
Suite 3000, 333 -7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

2.	Date of Material Change:

August 19, 2009

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on August 19, 2009 and would have been received by the securities commissions where Enerplus is a "reporting issuer" and the stock exchanges on which the securities of Enerplus are listed and posted for trading.

4.	Summary of Material Change:

Enerplus entered into an agreement to acquire an average 21.5% working interest in certain properties in the Marcellus shale gas resource play in the northeastern United States for aggregate consideration of US$406.0 million (approximately CDN$445.3 million).  In conjunction with the acquisition, Enerplus agreed to issue 9,250,000 trust units in a Canadian bought deal financing at a price of CDN$21.65 per trust unit for gross proceeds of approximately CDN$190.2 million (10,406,250 trust units for gross proceeds of approximately CDN$225.3 million if the over-allotment option granted to the underwriters of the offering is exercised in full).

5.	Full Description of Material Change:

5.1          Full Description of Material Change

Capitalized terms not otherwise defined herein have the meaning assigned to them under "Definitions" at the end of this Section 5.1.

Proposed Acquisition of Interests in the Marcellus Properties

Details of the Transaction

On August 19, 2009, Enerplus (through the Fund's indirect wholly-owned subsidiary, Enerplus USA) entered into the Marcellus Purchase Agreement with the Vendors pursuant to which Enerplus is to acquire an average 21.5% working interest in certain lands within the Marcellus shale natural gas play in the northeastern United States.  Total consideration for the Marcellus Acquisition is US$406.0 million (approximately Cdn$445.3 million), subject to adjustments, as set forth in more detail below.  Enerplus anticipates the transaction to close in early September 2009, with an effective date of May 1, 2009.

Under the terms of the transaction, Enerplus would acquire the average 21.5% working interest through the acquisition of an undivided 30% interest in the Vendors' average 72% working interest in the Marcellus Properties.  The Marcellus Acquisition is to be completed in two components, with one portion of the interests being conveyed to Enerplus pursuant to the Marcellus Purchase Agreement and the remaining portion being conveyed to Enerplus pursuant to the Marcellus JDA, as described in further detail below.

Pursuant to the Marcellus Purchase Agreement, Enerplus has agreed to acquire an approximate 8.6% working interest in the Marcellus Properties (representing an undivided 12% interest in the Vendors' average 72% working interest in the Marcellus Properties) for cash consideration of US$162.4 million (approximately Cdn$178.1 million), payable at closing. This purchase price may be adjusted for customary oil and gas adjustments such as revenues and expenses pertaining to these acquired interests between the effective and closing dates as well as for certain title and environmental defects, subject to certain limitations.  Enerplus intends to use a portion of the net proceeds of this offering to finance the US$162.4 million cash purchase price payable at closing of the acquisition of this portion of the working interest.

As a condition to closing the acquisition of the above-described working interest in the Marcellus Properties pursuant to the Marcellus Purchase Agreement, Enerplus and the Vendors will enter into the Marcellus JDA on the closing date of the Marcellus Acquisition under which Enerplus will acquire an additional approximate 12.9% working interest in the Marcellus Properties (representing an undivided 18% interest in the Vendors' average 72% working interest in the Marcellus Properties) at closing of the Marcellus Acquisition.  Under the terms of the Marcellus JDA, the consideration of US$243.6 million (approximately Cdn$267.2 million) (the "Carry Amount") for these additional working interests is to be paid as a "carry" by Enerplus of 50% of the Vendors' share of the future well drilling and completion costs on the Marcellus Properties until the Carry Amount has been fully expended by Enerplus, which Enerplus anticipates will occur over the next four years.

Completion of the Marcellus Acquisition is subject to certain customary conditions to closing, including, without limitation, the continued accuracy of representations and warranties and the due performance of all covenants.  Enerplus has paid a deposit of US$30 million (approximately Cdn.$32.9 million) to the Vendors under the Marcellus Purchase Agreement. The deposit, plus interest thereon, will be credited against the purchase price if the Marcellus Acquisition is completed.  If the Marcellus Purchase Agreement is terminated by the Vendors prior to closing as a result of a breach by Enerplus, the Vendors will be entitled to retain the deposit, plus interest accrued thereon, as liquidated damages for Enerplus' failure to complete the transaction.  If the Marcellus Purchase Agreement is terminated prior to closing for any other reason, the deposit and interest accrued thereon will be refunded to Enerplus.

The Vendors have agreed to jointly and severally indemnify Enerplus for a period of one year from closing in respect of certain liabilities that may arise out of Enerplus' acquisition of interests in the Marcellus Properties, including as a result of breaches of the representations, warranties and covenants made by the Vendors in the Marcellus Purchase Agreement and the Marcellus JDA (provided that (i) if a representation and warranty of the Vendors survives for a period of greater than one year, the indemnification for breach of that representation or warranty shall survive for such greater period, and (ii) generally, representations and warranties regarding title on certain developed lands and environmental defects do not survive closing).  The Vendors have also jointly and severally indemnified Enerplus for an indefinite period with respect to certain liabilities arising out of the operation of the Marcellus Properties prior to the effective date of the transaction.  Enerplus has agreed to indemnify the Vendors for a period of one year from closing in respect of certain liabilities that may arise out of the Marcellus Purchase Agreement and the Marcellus JDA, including as a result of breaches of the representations, warranties and covenants made by Enerplus in those agreements.  The Vendors have advised Enerplus that there are no rights of first refusal with respect to the working interests being acquired by Enerplus.

Under the terms of the Marcellus JDA, until the full Carry Amount has been spent by Enerplus, Chief has the sole right to propose the drilling and development of wells on the Marcellus Properties and Enerplus is required to participate in those operations (subject to certain exceptions, including limitations on wells drilled subsequent to an initial well being drilled in an area or when the Vendors have failed to conduct sufficient drilling activities as set out in the Marcellus JDA), and the operations on the Marcellus Properties will be conducted in accordance with a mutually agreed-upon development plan.  Subject to certain cure provisions, if Enerplus defaults in its obligations to pay the required portion of the Carry Amount on behalf of the Vendors, in addition to other remedies available to the Vendors at law or equity, Enerplus will be required to reassign to the Vendors all of its interests in the Contract Area where the proposed well was located, other than in respect of any existing wellbores located in the area in which Enerplus owns an interest, and the Vendors have the right to suspend some or all of the Vendors' obligations to Enerplus under the Marcellus JDA, including with respect to the sharing of certain information and the requirement to offer Enerplus its proportionate share of any subsequently-acquired interests pursuant to the AMI Agreements, as defined and described below.

Following Enerplus' expenditure of the required Carry Amount, either of Enerplus or Chief can propose well drilling and development plans and the other party may elect whether or not it will participate in such drilling and development.  If a party elects not to participate, the provisions of the operating agreement with respect to the applicable Contract Area will govern the rights and remedies between the parties.

The Marcellus JDA also includes area of mutual interest provisions ("AMI Agreements") with the Vendors that will provide Enerplus the opportunity to partner with the Vendors in any follow-on acquisitions or swaps in the Marcellus region. These AMI Agreements will provide Enerplus with the opportunity to jointly acquire more land under the current ownership structure, as well as the potential to increase its working interest ownership on new lands and operate in certain new areas.

Description of the Marcellus Properties

The Marcellus Shale

According to the USDE Report, the Marcellus shale is the largest unconventional natural gas resource play in North America.  Spanning six states in the northeastern U.S., the Marcellus shale play covers an estimated 95,000 square miles. Given the much larger aerial extent of this play compared to the other shale gas plays, according to the USDE Report, the Marcellus play has the highest estimate of original gas-in-place of up to 1,500 Tcf and approximately 262 Tcf of technically recoverable resource.  See "Information Regarding Contingent Resource and Other Estimates" at the end of this material change report. The use of horizontal drilling technology and hydraulic fracture treatments has been the key to unlocking the large resource basins in North America, making them economically feasible to produce. With its proximity to the large northeast U.S. natural gas market and expanding pipeline take-away capacity, natural gas from the Marcellus receives a premium price, and Enerplus believes that Marcellus natural gas production has one of the lowest break-even prices of all natural gas producing areas in North America.

Effect of the Transaction on Enerplus

The Vendors currently own an average 72% working interest in approximately 540,000 gross acres in the region, with an average net interest, after royalties and similar deductions, of approximately 82%. Upon completion of the acquisition of a 30% interest in the Vendors' interests, Enerplus will own an average 21.5% non-operated working interest in this acreage, representing approximately 116,000 net acres.  The majority of the land is concentrated in the northeast and southwest areas of Pennsylvania with additional acreage located in West Virginia and Maryland.  Much of the acreage is contiguous and the majority of the leases allow extensions of the primary term (which have an average term of approximately five years) for an additional five years.

Based on current development plans, Enerplus anticipates participating in the drilling of approximately 750 gross wells over the next five years, and Enerplus expects its gross working interest share of production volumes to increase to approximately 100 MMcfGE/day of natural gas over that period.  Current production from the Marcellus Properties is approximately 8.2 MMcfGE/day (1.8 MMcfGE/day net to Enerplus).  Based upon Enerplus’ internal estimates effective July 1, 2009 and prepared in accordance with NI 51-101, Enerplus is acquiring approximately 8.0 BcfGE of gross proved plus probable reserves based on its working interests, using forward prices and costs as of June 8, 2009.

Enerplus has conducted an internal evaluation of the resources associated with the leases in accordance with NI 51-101 and has determined a best estimate of contingent resources applicable to its working interest, effective as of July 1, 2009, of approximately 1,400 BcfGE of natural gas. This estimate is based upon a drilling density of four to six wells per 640 acre spacing, which would result in over 2,400 gross wells.  Notwithstanding that Enerplus believes that the Marcellus natural gas formation is present over the entire acreage block, Enerplus' best estimate assumes that only 55% of the Marcellus Properties are developed.  As development plans for the Marcellus Properties move forward, Enerplus believes a greater percentage of the land may be drilled and/or drilling densities increased, which Enerplus believes could potentially increase the reserve and resource estimates over time. Enerplus intends to have an independent third party reserve and contingent resource evaluation completed at year end.

Given the early stage of development, Enerplus believes the majority of the value in the interests to be acquired on the Marcellus Properties resides in the land and its future resource potential.  While the transaction is not immediately accretive to Enerplus' production or reserves per trust unit and will result in increased 2009 finding, development and acquisition, or FD&A, costs for Enerplus, Enerplus believes the future growth potential to provide accretion as the leases are developed.  Based upon the total acquisition cost (including the full expenditure of the Carry Amount), Enerplus' estimate of its future development costs and Enerplus' best estimate of contingent resources plus its estimate of gross proved plus probable reserves attributable to the interests it will acquire in the Marcellus Properties, Enerplus expects its projected FD&A costs for the acquired interests to be approximately US$1.60/McfGE, with recycle ratios of over 3.0 times.

For further information on contingent resource estimates, projected FD&A costs and recycle ratios, see "Information Regarding Contingent Resource and Other Estimates" and "Non-GAAP Measures" at the end of this material change report.

Development Plans

During the remainder of 2009, Enerplus plans to spend approximately US$27 million on the Marcellus Properties, including a portion of the Carry Amount pursuant to the Marcellus JDA, to drill 15 gross wells.  Chief, as the operator of the Marcellus Properties, currently has three drilling rigs contracted and Enerplus expects the number of rigs employed would be increased to 10 by 2012 under the current development plans.

Enerplus expects the average well costs to be between US$3.5 million to US$4.0 million per horizontal well, with an average drilling time of 30 days or less.  The development program will utilize horizontal drilling technology with multi-stage, slickwater fracs.  Enerplus expects initial gross production rates of 3.5 MMcfGE/day to 4.0 MMcfGE/day and an expected ultimate recovery of approximately 3.0 BcfGE to 3.5 BcfGE of natural gas per well, on a gross basis.  For the period from 2010 to 2014, Enerplus anticipates investing approximately US$800 million in development capital on the Marcellus Properties, including the remainder of the Carry Amount.

Within the context of current forward natural gas markets, Enerplus has assumed an operating netback of US$3.49/McfGE for 2010, reflecting a Henry Hub natural gas price of US$5.77/Mcf, combined heat content and location basis premium of US$0.49/McfGE, royalties of US$1.20/McfGE, operating and gathering costs of US$1.32/McfGE, and proposed state severance taxes of US$0.25/McfGE.  For information on operating netbacks, see "Non-GAAP Measures" at the end of this material change report.

Enerplus believes that it will benefit from Chief's experience as a shale gas producer, which began in the Texas Barnett shale in 1997 before selling their Barnett interests in 2006 and 2008. Over the past few years, Chief has been building its acreage position in the Marcellus play. Chief will continue to operate the properties in which Enerplus will acquire its interests. However, Enerplus expects to have opportunities for meaningful information sharing and participation through the Marcellus JDA and, upon closing of the transaction, will have an agreement in place to place its technical staff within the Chief organization to build Enerplus' knowledge and expertise of the Marcellus play.

Upon closing of the Marcellus Acquisition, Enerplus will enter into a long-term agreement with Chief Gathering LLC, an affiliate of Chief, for the gathering, dehydration and compression of Enerplus' share of production from the Marcellus Properties.  This agreement is intended to provide Enerplus with cost certainty and direct ties to the northeastern United States natural gas markets through Chief Gathering LLC's existing and in-progress inter-connections with major interstate pipelines.

Impact on Enerplus’ 2009 Guidance

As a result of the Marcellus Acquisition, Enerplus expects that its development capital spending for 2009 will increase from its previously-announced guidance of $300 million to approximately $330 million, including the additional capital required to fund the drilling program in the Marcellus play.  Enerplus expects to invest approximately US$100 million, including a portion of the Carry Amount, in 2010 to continue to develop the Marcellus play, drilling approximately 54 gross wells, and expects to provide an estimate of its complete 2010 capital investment program in December. Enerplus expects that it will fund the future capital requirements of this program through a combination of cash flow and/or debt.

Equity Offering

Concurrent with the announcement of the proposed Marcellus Acquisition, Enerplus announced that it had agreed to issue 9,250,000 trust units through a Canadian bought deal financing at a price of $21.65 per trust unit for gross proceeds of approximately $190.2 million (10,406,250 trust units for gross proceeds of approximately $225.3 million if the over-allotment option granted to the underwriters of the offering is exercised in full).  Closing of the equity offering is anticipated to close on September 9, 2009.  The completion of the equity offering is not contingent upon the completion of the Marcellus Acquisition.  Enerplus intends to use the net proceeds of the offering to effectively fund the US$162.4 million cash portion of the purchase price for the Marcellus Acquisition that is payable upon closing of the Marcellus Acquisition and the remainder will be used to initially repay outstanding indebtedness under Enerplus' credit facilities and will subsequently be used to fund Enerplus' future capital and general corporate expenditures.  If the Marcellus Acquisition is not completed, Enerplus intends to use the net proceeds from this offering to repay bank indebtedness and to fund future capital and general corporate expenditures.

Risk Factors Associated with the Marcellus Acquisition

Possible Failure to Complete the Marcellus Acquisition or to Maintain the Level of Working Interests in the Marcellus Properties Pursuant to the Marcellus JDA

The Marcellus Acquisition is subject to normal commercial risk that the transaction may not be completed on the terms negotiated or at all.  Consummation of the Marcellus Acquisition is subject to certain conditions as described under "Proposed Acquisition of Interests in the Marcellus Properties", and although Enerplus believes that these conditions are achievable and expects that the Marcellus Acquisition will be completed, Enerplus cannot provide any assurance to that effect.  If the Marcellus Acquisition is not completed, the Fund will have issued additional trust units without an identified use of proceeds (other than to repay existing bank indebtedness and for future capital expenditures) that would generate incremental cash flow to pay distributions on the trust units. No assurance can be given that, if the Marcellus Acquisition is not completed, Enerplus will be able to identify uses of proceeds that it believes will be as beneficial to the Fund and its unitholders as the proposed Marcellus Acquisition.

Furthermore, Enerplus' right to maintain the working interests to be acquired in the Marcellus Properties pursuant to the Marcellus JDA is subject to Enerplus fulfilling certain contractual requirements under the Marcellus JDA, including certain ongoing financial commitments which, if not fulfilled, could result in the forfeiture of certain of such interests as well as rights under the AMI Agreements.  See "Proposed Acquisition of Interests in the Marcellus Properties".  While Enerplus intends to fulfill, and expects to have sufficient financial resources to fulfill, its obligations pursuant to the Marcellus JDA, no assurance can be given that Enerplus will be able to fulfill these commitments as required.

Possible Failure to Realize Anticipated Benefits of the Marcellus Acquisition

Enerplus is proposing to complete the Marcellus Acquisition to expand and strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Marcellus Acquisition depends in part on successfully integrating operations, procedures and personnel with those of Enerplus in a timely and efficient manner, as well as Enerplus' ability to realize the anticipated growth opportunities from the acquired interests in the Marcellus Properties. The integration and development of the Marcellus Properties will require the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. This process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect Enerplus' ability to achieve the anticipated benefits of the Marcellus Acquisition.

Furthermore, the Marcellus Acquisition increases Enerplus' exposure to natural gas commodity prices as essentially all of the anticipated production from the Marcellus Properties will be natural gas.  Lower than anticipated natural gas prices may reduce Enerplus' anticipated benefits of the acquisition.

Risks Associated with Enerplus' Expansion of Operations to the Marcellus Properties

Enerplus' operations have historically focused on conventional oil and natural gas and coalbed methane production and development in the Western Canadian Sedimentary Basin, the Williston Basin and the northern United States, together with its participation in the development of oil sands reserves and resources in the Kirby area of northeastern Alberta.  The Marcellus Properties represent a new focus by Enerplus on shale gas outside its traditional geographic areas.  Although Enerplus will (and in particular, initially) rely significantly upon its partners, and particularly Chief, with respect to ongoing development, operations and certain future expansions in the Marcellus shale gas region, Enerplus has very limited experience in the drilling and development of shale gas properties, and in particular the Marcellus shale gas region.  The expansion of Enerplus' activities into this new resource play and location may present challenges and risks that Enerplus has not faced in the past, including operational and additional regulatory matters.  Enerplus' failure to manage these challenges and risks successfully may adversely affect results of operations and financial condition.

Operational, Reserves and Resources Risks Relating to the Marcellus Properties

The risk factors set forth in the AIF relating to the oil and natural gas business and the operations, reserves and resources of Enerplus apply equally in respect of the Marcellus Properties that Enerplus is acquiring pursuant to the Marcellus Acquisition. In particular, the internal reserve and resource estimates made by Enerplus in respect of the Marcellus Properties is only an estimate that has not been evaluated or audited by an independent reserves evaluator, and the actual production from, and ultimate reserves and/or resources attributable to, those properties may be greater or less than the estimates made by Enerplus.  In particular, estimates of contingent resources are not, and should not be, construed as estimates of reserves.  See "Information Regarding Contingent Resource and Other Estimates" at the end of this material change report.

In addition, the Marcellus shale gas resource play involves certain additional risks and uncertainties that are in addition to the risks that Enerplus encounters in the normal course of its existing oil and natural gas business and operations.  These risks include, among other things, the following:

Operational Matters Relating to Shale Gas

Drilling and completion of wells and operations in shale gas plays, and in particular the Marcellus shale region, present certain challenges that differ from conventional oil and gas operations.  Wells in the Marcellus shale area generally must be drilled deeper than in many other areas, which makes the Marcellus shale wells more expensive to drill and complete. The wells will also be more susceptible to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore. In addition, the fracturing of the Marcellus shale may be more extensive and complicated than fracturing the geological formations in Enerplus' other areas of operation and requires greater volumes of water than conventional gas wells.  The management of water and the treatment of produced water from Marcellus shale wells may be more costly than the management of produced water from other geologic formations.

Potential Limitations on Transportation Capacity

If and as exploration and drilling in the Marcellus shale gas play increases, the amount of natural gas being produced by Enerplus and others could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in these areas. If this occurs, it will be necessary for new pipelines and gathering systems to be built. Because of the current economic climate, certain pipeline projects or gathering systems that are planned for the Marcellus shale areas may not occur for lack of financing.  In such event, Enerplus may have to defer development of or shut in its wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than it would otherwise realize or than Enerplus currently projects, which would adversely affect Enerplus' results of operations.

Minimum Royalty Litigation May Invalidate Enerplus' Marcellus Leases

A significant amount of the lands that Enerplus is acquiring pursuant to the Marcellus Acquisition are located in the state of Pennsylvania.  Pennsylvania and West Virginia (and possibly other states) have legislation requiring the lessee of a freehold oil and gas lease to provide the lessor with a minimum royalty equal to 1/8th of the hydrocarbons produced from the leased lands.  Any oil and gas lease which does not provide for this minimum royalty will be deemed invalid pursuant to this legislation.  Currently, there are several ongoing legal actions which have called into question the validity of existing oil and gas leases because, in calculating the royalty amount, they provide for the deduction of post-production costs that relate to the gathering, processing and marketing of the lessor's share of the produced hydrocarbons from the leased lands.  Certain plaintiffs in these lawsuits have suggested that, by virtue of the leases allowing these costs to be deducted from the lessor's royalty, the lessor receives less than 1/8th of the production of hydrocarbons from the leased lands on a net basis and, as such, these provisions invalidate the lease.  Although the Vendors have advised Enerplus that they have taken certain steps to mitigate this risk (and in particular to enter into lease amendments with respect to developed properties), most or all of the leases to be held by Enerplus pursuant to the Marcellus Acquisition (and in particular, those relating to undeveloped lands) provide for the deduction of post-production costs from the lessor's royalty share of production.  The Marcellus Purchase Agreement and the Marcellus JDA provide that Enerplus will not be indemnified by the Vendors with respect to the potential invalidity of the leases forming part of the Marcellus Properties as a result of such litigation.  There is no assurance that the courts hearing these matters will rule in favour of validating these leases and it is possible that an adverse ruling could deprive Enerplus of some or all of the economic benefit of the leases it will acquire in the Marcellus Acquisition.

Potential Changes in U.S. Tax and Environmental Laws

The U.S. government has proposed certain tax changes which may increase the amount and/or accelerate the timing of U.S. cash income taxes payable by entities with oil and gas operations in the U.S., including Enerplus.  Among other potential changes, the U.S. administration is proposing to: repeal the current immediate 100% deduction for intangible drilling costs such that they would instead be deductible on a unit of production basis; increase the amortization period for certain geological and geophysical costs from two years to seven years; and repeal certain domestic manufacturing deductions for oil and gas production.  Such proposed changes have not yet been included in a bill presented to the U.S. Congress or U.S. Senate, and accordingly Enerplus is unable to determine if or when these proposed tax changes would be enacted, or if enacted, whether such changes would be in the form presented or in a modified form.  Furthermore, while Pennsylvania has historically not imposed a severance tax, with a focus on its budget deficit and the increasing exploitation of the Marcellus shale play, Pennsylvania's governor recently proposed a tax of 5% of the value of natural gas at the wellhead plus $0.047 per Mcf beginning October 1, 2009.  Although Enerplus assumed the implementation of such severance taxes in its evaluation of the Marcellus Acquisition, if adopted (or if adopted in an alternative form), these taxes may reduce the cash flow realized from Enerplus' operations in Pennsylvania.

Additionally, the American Clean Energy And Security Act of 2009, which contains a national cap-and-trade system with respect to greenhouse gas emissions, has been passed by the U.S. Congress and is currently before the U.S. Senate.  Among other things, the Act would require greenhouse gas emissions to be reduced 17% from 2005 levels by 2020 and 83% by 2050, and implement carbon emissions costs.  There can be no assurance whether this legislation will be passed by the U.S. Senate in its current or an alternative form, or passed at all.  The implementation of more stringent environmental regulations on Enerplus' U.S. operation could adversely affect Enerplus' results from its U.S. operations.

Reliance on Chief and Other Industry Partners

Although Enerplus believes that the prior experience of Chief and other industry partners in the Marcellus area as well as other shale gas regions will be of significant benefit to Enerplus, Enerplus will be heavily reliant on Chief, and its other working interest partners, in the development of and operations on the Marcellus Properties.  Chief will generally be the operator of the Marcellus Properties in which Enerplus has agreed to acquire an interest, and accordingly, Enerplus will not exercise the degree of control over the operation and development of its Marcellus interests as it would if it were the operator.  Additionally, under the terms of the Marcellus JDA, until such time as Enerplus has fully expended the US$243.6 million Carry Amount, Chief will exercise significant control over where, when and in what amounts the Enerplus-funded capital is to be expended.  The timing and amount of capital required to be spent by Enerplus may differ from Enerplus' expectations and planning, and may impact the ability and/or cost of Enerplus to finance such expenditures, as well as adversely affect other parts of Enerplus' business and operations.  Furthermore, although Enerplus has negotiated an agreement with an affiliate of Chief to gather and process Enerplus' gas production from the Marcellus Properties, Enerplus does not own or operate any midstream or transportation assets in the Marcellus region and will rely on industry partners, including Chief, for such services.

Definitions

In addition to the terms defined above in this material change report, unless the context requires otherwise, the terms set forth below have the following meanings in this material change report.

"AIF" means the Fund's annual information form for the year ended December 31, 2008 dated March 13, 2009.

"AMI Agreements" has the meaning assigned thereto under " Proposed Acquisition of Interests in the Marcellus Properties - Details of the Transaction".

"BcfGE", "McfGE", "MMcfGE" and "TcfGE" means billion cubic feet of gas equivalent, thousand cubic feet of gas equivalent, million cubic feet of gas equivalent and trillion cubic feet of gas equivalent, respectively.  Enerplus has adopted the standard of one barrel of oil to six thousand cubic feet of gas (1 barrel: 6 Mcf) when converting oil to BcfGE, McfGE, MMcfGE and TcfGE. BcfGEs, McfGEs, MMcfGEs and TcfGEs may be misleading, particularly if used in isolation. An McfGE conversion ratio of 1 barrel: 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"Carry Amount" has the meaning assigned thereto under "Proposed Acquisition of Interests in the Marcellus Properties - Details of the Transaction".

"Chief" means Chief Oil & Gas LLC, a Texas limited liability company.

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook, prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) as amended from time to time.

"Contract Area" means an area of land to be designated as the "contract area" in, as applicable, (i) a joint operating agreement entered into among Enerplus and the Vendors (a "JDA Operating Agreement"), provided that, each such designated area of land shall not exceed (A) until such time as Enerplus has expended the entire Carry Amount, 1,280 acres, and (B) at all times thereafter, 640 acres plus or minus ten percent (10%), or (ii) a joint operating agreement among Enerplus, the Vendors and a third party in circumstances where it is not possible to use a JDA Operating Agreement.

"CSA Notice 51-324" means Canadian Securities Administrators Staff Notice 51-324 - Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities.

"EnerMark" means EnerMark Inc., a corporation organized under the Business Corporations Act (Alberta) and an indirect wholly-owned subsidiary of the Fund.

"Enerplus" means, collectively, the Fund and its subsidiaries, or where the context requires, any one of them.

"Enerplus USA" means Enerplus Resources (USA) Corporation, a corporation organized under the laws of Delaware and an indirect wholly-owned subsidiary of the Fund.

"Fund" means Enerplus Resources Fund, an energy investment trust created under the laws of the Province of Alberta.

"GAAP" means Canadian generally accepted accounting principles.

"Marcellus Acquisition" means the acquisition of an average 21.5% working interest in the Marcellus Properties pursuant to the Marcellus Purchase Agreement and the Marcellus JDA.

"Marcellus JDA" means the Joint Development Agreement to be dated as of the closing date of the Marcellus Acquisition among Enerplus USA and the Vendors.

"Marcellus Properties" means approximately 540,000 gross acres in the Marcellus shale natural gas area, the majority of which is located in Pennsylvania with certain interests located in Maryland and West Virginia.

"Marcellus Purchase Agreement" means the purchase and sale agreement dated August 19, 2009 among Enerplus USA, as purchaser, and the Vendors, which together with the Marcellus JDA provides for the Marcellus Acquisition.

"Mcf" and "Tcf" mean thousand cubic feet and trillion cubic feet, respectively.

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators.

"NGLs" means natural gas liquids.

"projected FD&A costs" means Enerplus' estimate of the projected finding, development and acquisition costs attributable to the interests that it is acquiring in the Marcellus Properties, as described in further detail under "Information Regarding Contingent Resource and Other Estimates" at the end of this material change report.

"USDE Report" has the meaning assigned thereto under "Information Regarding Contingent Resource and Other Estimates" at the end of this material change report.

"Vendors" means, collectively, Chief, Chief Exploration & Development LLC (a Texas limited liability company), and a Texas limited partnership managed by Tug Hill, Inc.

All references to "dollars" and "$" in this material change report are to Canadian dollars, unless otherwise indicated.  References to "US$" are to the currency of the United States.  On August 19, 2009, the rate of exchange for the U.S. dollar, expressed in Canadian dollars, based on the Bank of Canada noon rate for Unites States dollars, was US$1.00 = $1.0969.

Certain other terms used herein but not defined herein are defined in NI 51-101, the COGE Handbook or CSA Notice 51-324.  Words importing the singular number only include the plural, and vice versa.

5.2          Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, contact David A. McCoy, Vice President, General Counsel & Corporate Secretary of EnerMark, by telephone at (403) 298-2200.

9.	Date of Report:

August 27, 2009

FORWARD-LOOKING INFORMATION

This material change report contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking information") which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs.  The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "plan", "should", "believe" and similar expressions are intended to identify forward-looking information.  Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.  Enerplus believes the expectations reflected in the forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this material change report should not be unduly relied upon.  Such forward-looking information speaks only as of the date of this material change report and Enerplus does not undertake any obligation to publicly update or revise any forward-looking information, except as required by applicable laws.

In particular, this material change report contains forward-looking information pertaining to the following:

•	the closing of the equity offering and the use of proceeds from the equity offering;

•	completion of the Marcellus Acquisition on the terms described in this material change report or at all;

•
the quantity of, and future net revenues and performance characteristics from, the natural gas reserves and/or resources attributable to the Marcellus Properties and the growth, existence or reclassification of additional resources or reserves;

•	natural gas production levels;

•	commodity prices;

•	projections of market prices and costs;

•
capital expenditure programs and other future expenditures, including the potential costs to acquire and develop Enerplus' interests in the Marcellus Properties and for Enerplus to maintain certain interests in the Marcellus Properties pursuant to the Marcellus JDA;

•	the marketing of Enerplus' production;

•	future acquisition, development and drilling activities, along with associated expenditures and anticipated results;

•	Enerplus' strategy for growth and schedules for and timing of certain projects, including the potential future development of the Marcellus Properties;

•
Enerplus' future operating and financial results, including projected FD&A costs, recycle ratios and operating netbacks (see "Information Regarding Contingent Resource and Other Estimates" and "Non-GAAP Measures" at the end of this material change report); and

•	treatment under governmental and other regulatory regimes and royalty, tax, environmental and other laws.

The forward-looking information contained in this material change report reflects several material factors and expectations and assumptions made by Enerplus including, without limitation: the satisfaction of all conditions required to complete the Marcellus Acquisition and the equity offering, the ability of Enerplus to fund its required capital and other expenditures (including the Carry Amount obligations) and the ability of Enerplus and its industry partners to develop the Marcellus Properties in the manner currently contemplated; the general continuance of current or, where applicable, assumed industry conditions; availability of cash flow, debt and/or equity sources to fund Enerplus' capital and operating requirements as needed; the accuracy of the estimates of the reserves and resources volumes; and certain commodity price and other cost assumptions. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Enerplus' actual results could differ materially from those anticipated in these forward-looking information as a result of both known and unknown risks, including the risk factors set forth under "Risk Factors" in this material change report and those set forth below:

•	the conditions to the completion of the Marcellus Acquisition and/or the equity offering may not be satisfied;

•	unavailability of cash flow or debt or equity proceeds to fund Enerplus' obligations under the Marcellus JDA and to make other necessary capital expenditures or pay cash distributions to unitholders;

•	volatility in market prices for oil, bitumen, NGLs and natural gas;

•
actions by governmental or regulatory authorities including changes in income tax laws (including those relating to mutual fund and income trusts or investment eligibility) or changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts;

•	changes or fluctuations in oil, NGLs, natural gas and bitumen production levels;

•	changes in foreign currency exchange rates and interest rates;

•	changes in capital and other expenditure requirements and debt service requirements;

•	liabilities and unexpected events inherent in oil and gas operations, including geological, technical, drilling and processing risks;

•	actions of and reliance on industry partners;

•	uncertainties associated with estimating reserves and resources;

•	competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands and skilled personnel;

•	failure to complete acquisitions (including the Marcellus Acquisition) and incorrect assessments of the value of acquisitions;

•	constraints on, or the unavailability of, adequate pipeline and transportation capacity to deliver Enerplus' production to market;

•	Enerplus' success at the acquisition, exploitation and development of reserves and resources;

•	changes in general economic, market (including credit market) and business conditions in Canada, North America and worldwide; and

•
changes in environmental, regulatory or other legislation applicable to Enerplus' operations, and Enerplus' ability to comply with current and future environmental legislation and regulations and other laws and regulations.

Moreover, the current global economic conditions and uncertainty, including the current volatility in financial markets, is adding a substantial amount of risk to the North American and worldwide economy, and the continuation of such factors may adversely impact Enerplus' anticipated or expected results of operations and may cause the actual results to materially deviate from the forward-looking information contained in this material change report.

Many of these risk factors and other specific risks and uncertainties are discussed in further detail throughout this material change report and in the AIF and the Fund's management's discussion and analysis for the year ended December 31, 2008.  Readers are specifically referred to the risk factors described in the AIF under "Risk Factors".  Copies of these documents are available without charge from Enerplus or electronically on the internet on Enerplus' SEDAR profile at www.sedar.com or Enerplus' website at www.enerplus.com.

NON-GAAP MEASURES

In this material change report, the Fund uses the terms "payout ratio" and "adjusted payout ratio" to analyze operating performance, leverage and liquidity, and the terms "operating netback" and "recycle ratio" as measures of operating performance.  The Fund calculates "payout ratio" by dividing cash distributions to unitholders by cash flow from operating activities, both of which are measures prescribed by GAAP and which appear on the Fund's consolidated statements of cash flow.  "Adjusted payout ratio" is calculated as cash distributions to unitholders plus development capital and office expenditures, divided by cash flow from operating activities.  In this material change report, "operating netbacks" are calculated by subtracting Enerplus' expected royalties, state severance taxes and operating and gathering costs from the anticipated revenues from the Marcellus Properties, and a "recycle ratio" is calculated by dividing operating netback per McfGE by the projected FD&A cost per McfGE.  See "Information Regarding Contingent Resource and Other Estimates" at the end of this material change report.

Enerplus believes that, in addition to net earnings and other measures prescribed by GAAP, the terms "payout ratio", "adjusted payout ratio", "recycle ratio" and "operating netback" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities or the economics of the Marcellus Acquisition, as applicable. However, these measures are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers.

INFORMATION REGARDING CONTINGENT RESOURCE AND OTHER ESTIMATES

This material change report contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves.  "Contingent resources" are defined in the COGE Handbook as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.  It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage."  There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Enerplus will produce any portion of the volumes currently classified as contingent resources.  The contingent resource estimate for the acquired interests in the Marcellus Properties set forth in this material change report is presented as Enerplus' internal "best estimate" of the quantity that will actually be recovered effective as of July 1, 2009.  A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.

The resource estimates provided herein are estimates only. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided herein.  The primary contingencies which currently prevent the classification of Enerplus’ disclosed contingent resources associated with the Marcellus properties as "reserves" consist of: additional delineation drilling to establish economic productivity in the development areas, limitations to development based on adverse topography or other surface restrictions, the uncertainty regarding marketing and transportation of natural gas from development areas, the receipt of all required regulatory permits and approvals to develop the lands, and access to confidential information of other operators in the Marcellus formation.  Significant negative factors related to the estimate include: the pace of development, including drilling and infrastructure, is slower than the forecast, risk of adverse regulatory and tax changes, ongoing litigation related to minimum royalties payable to freehold landowners, and other issues related to gas development in populated areas.  There are a number of inherent risks and contingencies associated with the development of the acquired interests in the Marcellus Properties, including commodity price fluctuations, project costs, Enerplus' ability to make the necessary capital expenditures to develop the properties, reliance on Enerplus' industry partners in project development, acquisitions, funding and provisions of services and those other risks and contingencies described above and that apply generally to oil and gas operations as described under "Risk Factors" in the AIF.

Furthermore, this material change report includes references to "original-gas-in-place" and "technically recoverable resource" with respect to the Marcellus shale resource play, as noted in a report dated April 2009 and entitled "Modern Shale Gas Development in the United States: A Primer" prepared for the U.S. Department of Energy, Office of Fossil Energy and National Energy Technology Laboratory (the "USDE Report").  The USDE Report defines "original gas-in-place" as "the entire volume of gas contained in the reservoir, regardless of the ability to produce it".  The USDE Report defines "technically recoverable resources" as "the total amount of resource, discovered and undiscovered, that is thought to be recoverable with available technology, regardless of economics."  None of NI 51-101, the COGE Handbook or CSA Notice 51-324 contains a definition of "original gas-in-place" or "technically recoverable resources", and accordingly, such terms do not have a standardized meaning thereunder.  The estimates of "original gas-in-place" and "technically recoverable resources" contained in the USDE Report and referenced in this material change report may not be comparable to similar estimates presented by other issuers.  Furthermore, the USDE Report states that the estimates of "original gas-in-place" and "technically recoverable resources" described therein are presented for general comparative purposes only and the research to obtain such numbers did not include a resource evaluation.  Rather, publicly available data was obtained from a variety of sources and presented therein for general characterization and comparison.  The USDE Report states that resource estimates for any basin may vary greatly depending on individual company experience, data available at the time the estimate was performed, and other factors, and that these estimates are likely to change as production methods and technologies improve.  It is uncertain whether the estimates of "original gas-in-place" and "technically recoverable resources" in the USDE Report were prepared by a qualified reserves evaluator or auditor within the meaning of NI 51-101.

This material change report includes a reference to Enerplus' estimate of future "projected FD&A costs" with respect to the interests it is acquiring in the Marcellus Properties.  These estimated "projected FD&A costs" have been calculated as the total acquisition cost for the Marcellus Acquisition (including the Carry Amount) plus Enerplus' estimate of its future development costs on the acquired interests in the Marcellus Properties, divided by Enerplus' best estimate of contingent resources and gross proved plus probable reserves attributable to its acquired interests in the Marcellus Properties.  The "projected FD&A costs" referenced in this material change report are an estimate by Enerplus of future results based on certain assumptions and are by their nature a projection which is different than "finding and development costs" calculated in accordance with NI 51-101, which is an historical calculation.  The estimate of "projected FD&A costs" has been provided as Enerplus believes it provides a reasonable estimate of the long-term economics of the acquisition.  The measure of "projected FD&A costs" disclosed herein does not have a standardized meaning prescribed by NI 51-101, the COGE Handbook or CSA Notice 51-324 and therefore this measure, as defined by Enerplus, may not be comparable to similar measures (including "finding and development costs" and "finding, development and acquisition costs") presented by other issuers.  The estimate of "projected FD&A costs" constitutes forward-looking information and therefore reflects several material factors, expectations and assumptions and is subject to a number of risk factors.  See "Forward-Looking Information" for further information.